

Mail Stop 4720

August 7, 2017

Yu Cong
Chief Financial Officer
Yirendai Ltd.
10/F, Building 9,91 Jianguo Road
Chaoyang District, Beijing 100022
The People's Republic of China

> **Re: Yirendai Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 24, 2017**
> **File No. 001-37657**

Dear Mr. Cong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs., page 36

1. Please revise future filings to correctly identify your reporting currency as Renminbi.

Item 5. Operating and Financial Review and Prospects, page 83

2. Please revise future filings to discuss the changes in financial position for the periods presented.

3. Please provide us, and revise future filings to disclose, an analysis of the loans outstanding at each period end presented, including but not limited to:

    - Loan balance outstanding by grade and channel; and
    - Average maturity by grade and by channel.

    Please discuss and analyze any significant changes or trends.

4. Please tell us, and revise future flings to disclose, your average customer acquisition costs for each period presented and discuss and analyze any significant trends.

5. Please provide us, and revise future filings to disclose, key operating metrics related to your investors including, but not limited to:

    - the reinvestment rate of existing investors;
    - the number of new investors that made an investment during each quarter in the most recent fiscal year and during the prior fiscal years; and
    - the total number of investors that made an investment during each quarter in the most recent fiscal year and during the prior fiscal years..

6. Please provide us, and revise future filings to disclose, key operating metrics related to your borrowers including, but not limited to:

    - the re-borrowing rate of existing borrowers;
    - the number of new borrowers that borrowed money during each quarter in the most recent fiscal year and during the prior fiscal years; and
    - the total number of borrowers that borrowed money during each quarter in the most recent fiscal year and during the prior fiscal years.

7. We note disclosure related to concentrations of credit risk on page F-25 and your disclosure that referrals from CreditEase's on-the-ground sales network account for a majority of your borrowers and loan volume. Please ensure you identify, quantify and analyze known trends, demands, commitments, events and uncertainties related to borrowers, investors or referring entities, whether affiliated or unaffiliated, that are reasonably likely to have a material impact on your financial results or business. Refer to Item 303 of Regulation S-K for guidance.

Transaction Fees, page 91

8. Please provide us, and revise future filings to disclose, the average yield (i.e. revenue/average balance of loans) by channel for the periods presented.

Service Fees, page 92

9. Please tell us, and revise future filings to disclose, the approximate percentage of investors that use the automated investing tool and the percentage that use the self-directed investing tool.

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2015 and 2016, page F-3

10. We note that your consolidated balance sheets include RMB1.2 million of available-for-sale investments as of December 31, 2016. For this same period end, we note that total available-for-sale investments of the consolidated VIE companies, as disclosed on page F-14, was RMB498,000 and that there were no available-for-sale investments included in your Consolidated ABFE VIE disclosures on page F-16 or your Yirendai Ltd disclosures on page F-13. Please explain the difference and revise future filings as necessary.

Notes to the Consolidated Financial Statements for the years ended December 31, 2014, 2015 and 2016

Note 2. Summary of Significant Accounting Policies

Significant risks and uncertainties – Concentration of credit risk, page F-25

11. Please revise future filings to disclose if your cash deposits with financial institutions located in the PRC are covered by insurance.

Note 5. Investments, page F-32

12. We note your disclosure that as of December 2016, the Company's available-for-sale investments consisted of wealth management products that have flexible holding horizon and that the changes in fair value of these investments for the years ended December 31, 2015 and 2016 were nil. Please provide us, and revise future filings, to include the information required by ASC 320-10-50-1A through 3, by major security type.

Note 7. Accrued Expenses and Other Liabilities, page F-33

13. On page 107, you disclose that your accrued expenses and other liabilities include primarily funds payable to investors or borrowers. However, in the detail of accrued expenses and other liabilities in Note 7 on page F-33, other types of payables comprise most of the balance. Please quantify for us the amount of funds payable to investors or borrowers for the periods presented and tell us where the amounts are presented in your balance sheet. Please revise future filings accordingly.

Note 15 – Commitments and contingencies, Contingencies, page F-42

14. Specifically related to your disclosure on page 37 that you have not made adequate employee benefit payments and may be required to make up the contributions as well as to pay late fees and fines and in general related to class action lawsuits any other potential regulatory or other significant loss contingencies, in accordance with ASC 450-20-50, please revise future filings to disclose:

- the amount or range of reasonably possible losses in addition to amounts accrued, or
- that reasonably possible losses cannot be estimated, or
- that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Benjamin Phippen, Staff Accountant at (202) 551-3697 or me at (202) 551-3437 if you have questions regarding our comments.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services